UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

IVANHOE ENERGY INC.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

465790103
(CUSIP Number)

31 December 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465790103	Page 2 of 8 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. INDENTIFICATION NOS. OF ABOVE PERSONS Robert Martin Friedland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION: American and Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 52,411,725 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 52,411,725 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 52,411,725

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 18.38%

12	TYPE OF REPORTING PERSON: IN

CUSIP No. 465790103	Page 3 of 8 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. INDENTIFICATION NOS. OF ABOVE PERSONS Newstar Holdings SRL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION: Barbados

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 50,994,620 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 50,994,620 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,994,620

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 17.95%

12	TYPE OF REPORTING PERSON: OO

CUSIP No. 465790103	Page 4 of 8 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. INDENTIFICATION NOS. OF ABOVE PERSONS Newstar Securities SRL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION: Barbados

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 47,266,172 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 47,266,172 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 47,266,172

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 16.64%

12	TYPE OF REPORTING PERSON: OO

CUSIP No. 465790103	Page 5 of 8 Pages

SCHEDULE 13G

Item 1.

1(a) Name of Issuer: Ivanhoe Energy Inc. (the “Company”)

1(b) Address of Issuer's Principal Executive Offices:
              Suite 654 – 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1

Item 2.

2(a) Name of Person Filing:

This statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

          (i)     Robert Martin Friedland;
          (ii)    Newstar Holdings SRL (“Newstar Holdings”); and
          (iii)   Newstar Securities SRL (“Newstar Securities”).

2(b) Address or Principal Business Office or, if none, Residence:

The address of the principal business office of Mr. Friedland is 150 Beach Road #25-03 The Gateway West, Singapore 189720.

The address of the principal business office of Newstar Holdings and Newstar Securities is Berne Building, Suite 1, The Courtyard, Hastings, Christ Church, Barbados 14038.

2(c) Citizenship:

          (i)    Robert Martin Friedland – American and Canadian
          (ii)   Newstar Holdings – Barbados
          (iii)  Newstar Securities – Barbados

2(d) Title of Class of Securities:

          Common Shares with no par value (the “Common Shares” or “Shares”)

2(e) CUSIP No.: 465790103

CUSIP No. 465790103	Page 6 of 8 Pages

SCHEDULE 13G

Item 3.

N/A

Item 4.    Ownership

a.	Amount Beneficially Owned:

Newstar Securities may be deemed to beneficially own an aggregate of 47,266,172 Shares as follows: (i) 37,095,000 Shares that it owns directly and (ii) 10,171,172 Shares through its sole ownership of Premier Mines (as defined in Item 7 below) 2,200,000 of which are warrants exercisable into Shares in the next 60 days. Newstar Holdings may be deemed to beneficially own an aggregate of 50,994,620 Shares as follows: (i) 47,266,172 Shares through its sole ownership of Newstar Securities and (ii) 3,728,448 Shares through its sole ownership of Evershine (as defined in Item 7 below). Mr. Friedland may be deemed to beneficially own an aggregate of 52,411,725 as follows: (i) 1,417,105 Shares that he owns directly of which 1,000,000 are options exercisable into Shares in the next 60 days (ii) 50,994,620 through his sole ownership of Newstar Holdings.

b.	Percent of class:

Mr. Friedland may be deemed to beneficially own approximately 18.38% of the outstanding Common Shares. Newstar Holdings may be deemed to beneficially own approximately 17.95% of the outstanding Common Shares. Newstar Securities may be deemed to beneficially own approximately 16.64% of the outstanding Common Shares.

CUSIP No. 465790103	Page 7 of 8 Pages

SCHEDULE 13G

c.	Number of shares as to which such person has sole and shared power to vote and sole and shared power to dispose:

Newstar Securities may be deemed to have sole power to direct the voting and disposition of the 47,266,172 Shares it beneficially owns. Newstar Holdings may be deemed to have sole power to direct the voting and disposition of the 50,994,620 Shares it beneficially owns. Mr. Friedland may be deemed to have sole power to direct the voting and disposition of the 52,411,725 Shares he beneficially owns, 2,200,000 of which are warrants exercisable into Shares in the next 60 days and 1,000,000 of which are options exercisable into Shares in the next 60 days.

Item 5.

Ownership of 5 Percent or Less of a Class: N/A

Item 6.

Ownership of More than 5 Percent on Behalf of Another Person: N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Mr. Friedland is the sole owner of Newstar Holdings. Newstar Holdings is the sole owner of Evershine SRL, a Barbados society with restricted liability (“Evershine”), that directly owns an aggregate of 3,728,448 Shares. Newstar Holdings also is the sole owner of Newstar Securities. Newstar Securities is the sole owner of Premier Mines SRL, a Barbados society with restricted liability (“Premier Mines”), that directly owns an aggregate of 10,171,172 Shares, 2,200,000 of which are warrants exercisable into Shares in the next 60 days.

Item 8.

Identification and Classification of Members of the Group: N/A

Item 9.

Notice of Dissolution of Group: N/A

Item 10.

Certifications: N/A

[Remainder of page intentionally left blank]

CUSIP No. 465790103	Page 8 of 8 Pages

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 8, 2010

By:	/s/ Robert Martin Friedland
Robert Martin Friedland

NEWSTAR HOLDINGS SRL
By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland Title: President

NEWSTAR SECURITIES SRL
By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland Title: President